[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 17, 2015

Via EDGAR and Courier

Ms. Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties

Amendment No. 1 to

Draft Registration Statement on Form S-11

Submitted January 30, 2014

CIK No. 0001628063

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (“Seritage” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 20, 2015, regarding Amendment No. 1 to the Company’s draft registration statement on Form S-11 (the “Draft Registration Statement”) confidentially submitted on January 30, 2014 pursuant to the Jumpstart Our Business Startups Act of 2012. In connection with this letter responding to the Staff’s comments, we are submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”). For the Staff’s convenience, five copies of Amendment No. 2 marked by the financial printers to show the revisions have been delivered to your attention.

For the Staff’s convenience, the text of the Staff’s comments is set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All page references in the responses set forth below refer to pages of Amendment No. 2.

General

1.	Please tell us what consideration you gave to whether Sears Holdings is a co-registrant under Rule 140. In this regard, we note that Seritage Growth will use the proceeds of this offering to purchase properties from Sears Holdings and then lease them back to Sears Holdings. In your response, please specifically address whether the sale-leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that Sears Holdings is required to be a co-registrant under Securities Act Rule 140. Rule 140 provides in relevant part that “a person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . .to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2[(a)](11) of the Act.” The Company’s principal businesses are the ownership of real property and the leasing of real property both to Sears Holdings and to other third-party tenants. As noted in the Draft Registration Statement, in addition to being a lessor of properties to Sears Holdings and others, the Company intends to recapture additional properties from Sears Holdings and re-leasing them to third parties. As a result, the condition to the applicability of Rule 140 that the “chief part” of the Company’s business involves the purchase of securities is not satisfied.

Further, Rule 140 is limited to transactions in which a person acquires “securities” within the meaning of the Securities Act. Section 2(a)(1) of the Securities Act provides a comprehensive list of instruments that are defined as securities for purposes of the Securities Act. Neither leases nor sale-leaseback transactions are included within that definition. Nonetheless, the Company is aware of the Staff’s guidance set forth in Question 201.01 of the Securities Act Sections Compliance and Disclosure Interpretations, in which the Staff noted that “a sale and leaseback arrangement may constitute an investment contract, depending on the terms of the transaction and the extent to which there are related arrangements (such as arrangements relating to financial or management services).”

The U.S. Supreme Court in Securities and Exchange Commission v. W. J. Howey Co. provided that an investment contract under the Securities Act involves an investment in money in a common enterprise with the expectation of profit solely through the efforts of others. 328 U.S. 293 (1946). First, as described in the Draft Registration Statement, the lease payments that Sears Holdings makes to the Company are fixed based on the terms of the Master Lease. Because of the fixed nature of the lease payments, the Company has no reasonable expectation of profits from Sears Holdings based on the Master Lease beyond the negotiated payments. Nor is there any common enterprise, since Sears Holdings and the Company are neither pooling funds nor engaging in a common business venture (beyond the contractual relationship of the Master Lease). Another key element of the Howey test – that profits come solely from the efforts of others – also does not apply to the arrangements under the Master Lease. While Sears Holdings may provide certain services to Seritage pursuant to the Master Lease (such as the re-configuration of properties) and services agreement, the Company is the lessor and key decisions, such as the decision to re-capture space, rest solely with the Company, as does the effort necessary to realize profit (such as the re-leasing of that space). In addition, the services provided are neither financial nor managerial services as cited in the Staff’s guidance.

Finally, we believe that the rationale for adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities. These policy concerns are not present here.

2.	We note that the dates for the length of the subscription period are blank and that you did not include the undertakings required by Item 512(a) of Regulation S-K. Please confirm to us that the subscription period will not fall under Rule 415(a)(1)(ix).

Response: The Company supplementally advises the Staff that it currently intends for the length of the subscription period to be fewer than 30 days. If the Company determines that the subscription period will continue for a period in excess of 30 days from the date of initial effectiveness, it will include the undertakings required by Item 512(a) of Regulation S-K.

The Transaction, page 2

3.	We note your disclosure here and throughout the prospectus that the aggregate purchase price for the Acquired Properties will be determined based on a third-party appraisal process, taking into account all the terms of the Master Lease and other relevant factors. Please provide us with an analysis as to why the purchase price is not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

Response: The Company supplementally advises the Staff that Sears Holdings will determine the purchase price with the assistance of a third-party appraisal firm and, therefore, does not believe that consent under Rule 436 is required. This is consistent with Staff’s guidance in Securities Act Sections Compliance and Disclosure Interpretation Question 141.02, which provides, in relevant part, that a registrant “has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement” and notes further that if the disclosure states that management or the board “considered or relied in part upon a report of a third party expert … then there would be no requirement to comply with Rule 436.”

As more fully described in the Draft Registration Statement, once the third-party appraisal firm completes its analysis, Sears Holdings will reach a conclusion on the purchase price relying only in part on the information provided to Sears Holdings and the Company by such third-party appraisal firm.

Further to the Staff’s comment, the Company has revised its disclosure on pages [2, 81, and 97] of Amendment No. 2 to give additional detail regarding the nature and extent of the use of third party valuations to support Sears Holdings’ determination of the aggregate purchase price.

Unaudited Pro Forma Consolidated Financial Data, page 58

4.	We note your response to comments 5 and 9 in our letter dated January 16, 2015 and your statement that ESL Investments and affiliates will not gain control of the Company as a result of the transaction. We further note that on page 105, you disclose that ESL Investments, Inc. and related entities beneficially will own 53.2% of Seritage Growth common shares. Please tell us how you determined that ESL Investments and affiliates will not gain control of the Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 2 to reflect that in accordance with the Company’s declaration of trust and the terms of the proposed private placement agreement, ESL Investments, Inc. and related entities will be limited to holding 9.8% of the Company’s shares of beneficial interest. As such, the Company does not believe that such parties will gain control of the Company in the Transaction.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

2. Adjustments to the Pro Forma Condensed Consolidated Income Statements, page 62

5.	We note your response to comment 14 in our letter dated January 16, 2015 and your revision to your filing to remove a pro forma adjustment for General and administrative expenses and Property and asset management expenses. Though not factually supportable, to the extent that management has an expectation for the amount of these expenses, you may disclose this expectation within the footnotes to your pro forma financial information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 64, and 68 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.	We note your response to comment 16 in our letter dated January 16, 2015. Please briefly summarize the financial information that the Master Lease will require Sears Holdings to provide and for which management intends to use to monitor creditworthiness.

Response: The Company supplementally advises the Staff that the proposed Master Lease requires Sears Holdings to provide certain financial statements to the Company within a specified period after the end of each fiscal year during the lease term. These statements will include consolidated statements of Sears Holdings and its consolidated subsidiaries (as defined by GAAP) of income, stockholders’ equity and comprehensive income and cash flows for such period and the related consolidated balance sheet as at the end of such period, prepared in accordance with GAAP and audited by a nationally recognized accounting firm. In addition, Sears Holdings will provide the Company with statements of EBITDA and EBITDAR with respect to each Store which are within ten percent (10%) of the threshold for qualification as an uneconomic property (which is defined as a property with EBITDAR for the preceding twelve month period commencing at any time during the lease term ending as of the most recent fiscal quarter falling below the base rent attributable to such property).

The proposed Master Lease will also require Sears Holdings to provide certain additional financial statements to the Company within a specified period after the end of each fiscal quarter during the lease term. These statements will include consolidated statements of Sears Holdings’ income, stockholders’ equity and comprehensive income and cash flows for such period and for the period from the beginning of the Fiscal Year to the end of such period and the related consolidated balance sheet as at the end of such period, prepared in accordance with GAAP.

In addition, for a fiscal year or fiscal quarter, as the case may be, the Master Lease requires Sears Holdings to provide all such other financial statements which may be necessary (as reasonably determined by the Company) to enable the Company to comply with all voluntary and mandatory financial reporting requirements of the Company under all applicable legal requirements, including with respect to the Company’s status as a REIT.

Draft Legality Opinion

7.	Please refer to the paragraph (6) on page 3 of the draft opinion. Please have counsel revise the legality opinion to specifically note that as of the date of the opinion, the company has sufficient shares authorized. In this regard, please have counsel include language that identifies the number of shares authorized as of the date of the opinion or advise.

Response: In response to the Staff’s comment, counsel has revised paragraph (6) on page 3 of the draft legality opinion. A revised draft copy of the legal opinion has been enclosed for review by the Staff.

*        *        *         *        *        *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1352 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

Robin Panovka

Enclosures

cc:	Robert A. Riecker, Seritage Growth Properties

[LETTERHEAD OF VENABLE LLP]

DRAFT

                 , 2015

Seritage Growth Properties

3333 Beverly Road

Hoffman Estates, Illinois 60179

Re:	Registration Statement on Form S-11 (File No. 333-[—])

Ladies and Gentlemen:

We have served as Maryland counsel to Seritage Growth Properties, a Maryland real estate investment trust (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of (a) up to [                ] common shares (the “Shares”) of beneficial interest, par value $0.01 per share (“Common Shares”), of the Company and (b) up to [                ] transferable subscription rights (the “Rights”) of the Company distributed to the stockholders of Sears Holdings Corporation, a Delaware corporation, to purchase the Shares, each covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, substantially in the form in which it was transmitted to the Commission under the 1933 Act;

2. The Declaration of Trust of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Declaration of Trust”), certified as of the date hereof by an officer of the Company;

4. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

Seritage Growth Properties

                        , 2015

6. Resolutions adopted by the Board of Trustees of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares and the Rights (the “Resolutions”), certified as of the date hereof by an officer of the Company;

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The issuance, and certain terms, of the Shares and the Rights to be issued by the Company will be authorized and approved by the Board, or a duly authorized committee thereof, in accordance with the Resolutions and Maryland law, and the Declaration of Trust will be filed with and accepted for record by the SDAT prior to the issuance of any Shares (the “Trust Proceedings”).

6. Upon the issuance of any Shares, including Shares which may be issued upon conversion or exercise of the Rights, the total number of Common Shares issued and outstanding will not exceed the total number of Common Shares that the Company is then authorized to issue under the Declaration of Trust. We note that, as of the date hereof, there are more than [                ] Common Shares available for issuance under the Declaration of Trust.

Seritage Growth Properties

                        , 2015

7. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Declaration of Trust.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a real estate investment trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. Upon the completion of all Trust Proceedings relating to the Shares, the issuance of the Shares will be duly authorized and, when issued and paid for upon exercise of the Rights pursuant to the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

3. Upon the completion of all Trust Proceedings relating to the Rights, the issuance of the Rights will be duly authorized.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

[DRAFT]